EXHIBIT 4.6

To:	Omega Navigation Enterprises Inc.
Trust Company Complex,
Ajeltake Road,
Ajeltake Islands,
Majuro MH 96960,
Marshall Islands

2007

Dear Sirs,
We are pleased to place a loan facility (hereinafter called "the Loan") at your disposal on the following terms and conditions:-

1.	Borrower	:	Omega Navigation Enterprises Inc. of the Republic of the Marshall Islands

2.	Lender	:	HSH Nordbank AG acting through its office at Gerhart-Hauptmann-Platz 50, 20095 Hamburg, Federal Republic of Germany

3.	Amount	:	Two million four hundred and thirty two thousand six hundred and fifty United States Dollars (US$2,432,650).

4.	Interest

4.1
Interest rate  Interest shall accrue and be payable on each day elapsing and shall be calculated on the basis of a 360 day year. The Borrower shall pay interest on outstanding principal in arrears on the final day of each Interest Period (as defined in clause 4.2) or every three months, if any Interest Period exceeds three months (or on the due date for repayment of the Loan if earlier) at the rate (the "Interest Rate") certified by the Lender to be one point two five per cent (1.25%) per annum over LIBOR.

4.2
Interest Periods  The first period for the calculation of interest in respect of the Loan (the "Interest Period") shall commence on the date of drawdown of the Loan and each subsequent Interest Period shall commence on the final day of the preceding Interest Period.  Each Interest Period shall be either, one, three or six months at the option of the Borrower by written notice to the Lender not later than 11.00 a.m. on the third banking day before the beginning of the Interest Period in question, or such other duration as may be selected by the Borrower and agreed by the Lender.  If any Interest Period would otherwise expire on a day which is not a banking day in London, New York, or Hamburg ("Banking Day") that Interest Period shall be extended to expire on the next succeeding Banking Day.

5.	Availability

5.1
Conditions Precedent The obligation of the Lender to make the Loan available is contingent upon the Lender having received each of the following in form and substance satisfactory to the Lender on or before the Drawdown Date:-

5.1.1	One counterpart of this Facility Letter duly signed by a duly authorised representative of the Borrower.

5.1.2	Such corporate documents and corporate authorisations of the Borrower as the Lender may require.

5.1.3	Copies of all necessary permissions (if any are so required) by the relevant governmental authorities for the obtaining and servicing of the Loan.

5.1.4	Unqualified legal opinions from lawyers appointed by the Lender in form and substance acceptable to the Lender.

5.1.5	Evidence that the sum of ten thousand United States Dollars (US $10,000) has been deposited with the Lender for the purpose of paying the Arrangement Fee (defined in clause 8).

5.1.6	The Borrower shall supply to the Lender, its audited (or un-audited, if the audit has not been completed) consolidated financial statements for the financial year ended 31 December 2006.

5.2
No waiver   If the Lender in its absolute discretion allows the Loan to be drawn down notwithstanding that it has not received all the items specified in clause 5.1 hereof the Borrower hereby covenants to procure the delivery of all the missing items to the Lender within fifteen (15) days after the Drawdown Date of the Loan.

6.	Purpose

The purpose of the Loan is to assist the Borrower in providing inter-company loans to Orange Navigation Inc. and Baytown Navigation Inc. respectively (together, the "Owners", and each an "Owner"), which are both subsidiaries of the Borrower, to assist them in part –financing the purchase of the Ice Class 1A coated Panamax –Tankers m.t. OMEGA EMMANUEL (with IMO number 9314167) and m.t. OMEGA THEODORE with (IMO number 9314179) (together, the "Ships" and each a "Ship") each built at STX Shipyard of South Korea and upon delivery to be registered under the laws and flag of the Republic of Liberia in the ownership of each respective Owner.

7.	Drawdown

Subject to the provisions of clause 5 hereof, the Loan shall be drawn down in one amount on the delivery date of the last Ship to be delivered to its Owner but not later than 15 May 2007 (the "Drawdown Date") upon the Borrower giving due notice of drawdown.

8.	Fee

The Borrower shall pay the Lender an arrangement fee of ten thousand United States Dollars (US $10,000) no later than the Drawdown Date of the Loan (the "Arrangement Fee").

9.	Indemnity

All costs, legal fees, registration fees, taxes, stamp duties and all other charges and disbursements whatsoever incurred by the Lender in connection with the preparation, execution and/or administration of this letter and the documents executed pursuant thereto and the completion protection and/or enforcement of the Lender's security hereunder or thereunder shall be paid by the Borrower forthwith upon the demand by the Lender.

10.	Repayment

The Borrower shall repay the Loan in full in one amount on the date falling 364 days after the Drawdown Date but not later than May 14 2008 (the "Final Maturity Date").

11.	Prepayment

11.1
Voluntary Prepayment Subject to fifteen (15) days' prior written notice to the Lender the Borrower may prepay the whole (but not part) of the Loan on the final day of any Interest Period. Any prepayment under this clause will be made without penalty.

11.2
Mandatory prepayment on sale or Total Loss   If a Ship is sold by its Owner, or becomes a Total Loss, the Borrower shall, simultaneously with any such sale or within one hundred and twenty (120) days after any such Total Loss, prepay the whole of the Loan, together with accumulated interest thereon.  If such prepayment does not take place on the last day of an Interest Period, the Borrower has to compensate the Lender for any costs, losses, premiums or penalties incurred by the Lender as a result of its receiving any prepayment of all or any part of the Loan.

Any amount so prepaid shall not be available for re-borrowing.

12.	Payments

12.1
All payments by the Borrower hereunder, shall be made in United States Dollars free and clear of taxes, deductions or withholdings to such bank or banks as the Lender may nominate from time to time. In the event that any taxes deductions or withholdings are introduced the Borrower shall pay such additional amounts as will result in the Lender receiving the full amount due to it hereunder.

12.2
If the Borrower for any reason defaults in the payment of any amount due on its due date under this Facility Letter, the Borrower shall on the demand of the Lender from time to time pay interest on the defaulted amounts at the Default Rate (as defined below) from the date of default until the date of actual payment to the Lender.  The Lender in such circumstances reserves the right to claim additional damages.

12.3	The "Default Rate" means the Interest Rate plus two per cent (2%) per annum.

13.	Judgment Currency

The Borrower shall indemnify the Lender fully for any loss or damage arising from any judgment obtained or enforced in respect of the non-payment of any amount by the Borrower under or pursuant to this Facility Letter consequent upon any variation of rates of exchange between the currency in which that amount was due and the currency in which that judgment is obtained.

14.	Loan Account

The Lender shall open and maintain a loan account in the name of the Borrower showing the advance of the Loan, the computation and payment of interest and the payment of all other sums due hereunder.  The Borrower's obligation to repay the Loan, pay interest thereon and all other sums shall be evidenced by the entries from time to time made therein, such entries to be conclusive and binding on the Borrower.  A certificate issued by the Lender in respect of such account or any other matter in connection with this Facility Letter shall save in the case of manifest error be conclusive and binding on the Borrower.

15.	Assignment

15.1
Assignment by Lender The Lender may assign all or any part of its rights under the Loan to any other bank or financial institution or to a trust, fund or other entity which is regularly engaged in or established for the purpose of making, purchasing or investing in liens, securities or other financial assets (an “Assignee”) and provided that no Event of Default has occurred with the consent of the Borrower (which consent shall not be unreasonably withheld or delayed).

	15.2	Benefit and burden This Facility Letter shall be binding upon, and endure for the benefit of, the Lender, the Borrower and their respective successors.

	15.3	No assignment by Borrower The Borrower may not assign or transfer any of its rights or obligations under this Facility Letter.

16.	Application of Funds

After repayment of the Loan has been demanded by the Lender any and all moneys received by the Lender under or pursuant to this Facility Letter shall be applied by the Lender as follows:-

	16.1	first, in payment of all unpaid costs and expenses of the Lender; and

	16.2	secondly, in payment of any and all other sums whatsoever due and payable to the Lender under this Facility Letter in such order as the Lender shall select in its discretion.

17.	Representations

No litigation, arbitration or administrative proceedings of or before any court, arbitral body  or agency have been started or (to the best of the Borrower's knowledge threatened) which, if adversely determined, might reasonably be expected to have a materially adverse effect on the business, assets, financial condition or credit worthiness of the Borrower.

18.	Financial Undertakings

	18.1	Financial Covenants The Borrower shall procure that the financial covenants contained in clause 8.7 of the Loan Agreement (as defined in clause 21) are complied with in all respects.

18.2
Financial statements   The Borrower shall supply to the Lender at the end of each Financial Quarter a compliance certificate (in form and substance acceptable to the Lender), signed by the Borrower's Chief Financial Officer, setting out (in reasonable detail) computations as to compliance with clause 18.1 as at the date as at which those financial statements were drawn up.

19.	General covenants

The Borrower shall not without the prior written consent of the Lender make any substantial change to the general nature of its business from that carried on at the date of this Facility Letter.

20.	Further Assurance

The Borrower shall from time to time at the written request of the Lender do all such things and execute or procure the execution of all such documents as the Lender may consider necessary or desirable for giving full effect to this Facility Letter and the documents executed pursuant hereto.

21.	Definitions and Interpretation

The terms "Borrower's Group", "Encumbrance", "Financial Quarter", "LIBOR", "Permitted Liens" and "Total Loss" defined in the loan agreement made between the (1) Borrower and (2) the banks and financial institutions whose names and addresses are set out in Schedule 1, Part 1 thereto, the Lender (in its capacity as mandated lead arranger), the Lender (in its capacity as swap bank) and the Lender (in its capacity as agent, security agent and trustee) dated 7 April 2006  as amended and supplemented by a first supplemental agreement dated 28 July 2006 and as further amended and supplemented by a second supplemental agreement dated 21 March 2007 (the "Loan Agreement"),  shall have the same meaning (mutatis mutandis) when used in this Facility Letter.

22	Events of Default

	22.1	Events

There shall be an Event of Default if:

22.1.1
Non-payment: the Borrower fails to pay any sum payable by it under this Facility Letter at the time, in the currency and in the manner stipulated in this Facility Letter (and so that, for this purpose, sums payable on demand shall be treated as having been paid at the stipulated time if paid within three (3) Banking Days of demand); or

22.1.2
Breach of other obligations: the Borrower commits any breach of or omits to observe any of its obligations or undertakings (including, without limitation, any financial covenant) expressed to be assumed by it under this Facility Letter and, in respect of any such breach or omission which in the opinion of the Lender is capable of remedy, such action as the Lender may require shall not have been taken within fourteen (14) days of the Lender notifying the Borrower of such default and of such required action; or

22.1.3
Misrepresentation: any representation or warranty made or deemed to be made or repeated by or in respect of the Borrower in or pursuant this Facility Letter or in any notice, certificate or statement referred to in or delivered under  this Facility Letter is or proves to have been incorrect or misleading in any material respect; or

22.1.4
Cross-default: any indebtedness of the Borrower is not paid when due or any indebtedness of the Borrower becomes (whether by declaration or automatically in accordance with the relevant agreement or instrument constituting the same) due and payable prior to the date when it would otherwise have become due (unless as a result of the exercise by the Borrower of a voluntary right of prepayment), or any creditor of the Borrower becomes entitled to declare any such indebtedness due and payable or any facility or commitment available to the Borrower relating to indebtedness is withdrawn, suspended or cancelled by reason of any default (however described) of the person concerned unless the Borrower shall have satisfied the Lender that such withdrawal, suspension or cancellation will not affect or prejudice in any way the Borrower’s ability to pay its debts as they fall due and fund its commitments, or any guarantee given by the Borrower in respect of indebtedness is not honoured when due and called upon; or

22.1.5
Legal process: any judgment or order made against the Borrower is not stayed or complied with within seven (7) days or a creditor attaches or takes possession of, or a distress, execution, sequestration or other process is levied or enforced upon or sued out against, any of the undertakings, assets, rights or revenues of the Borrower and is not discharged within seven (7) days; or

22.1.6
Insolvency: the Borrower or any Owner is unable or admits inability to pay its debts as they fall due; suspends making payments on any of its debts or announces an intention to do so;  becomes insolvent;  has assets the value of which is less than the value of its liabilities (taking into account contingent and prospective liabilities); or suffers the declaration of a moratorium in respect of any of its indebtedness;  or

22.1.7	Reduction or loss of capital: a meeting is convened by the Borrower for the purpose of passing any resolution to purchase, reduce or redeem any of its share capital; or

22.1.8
Winding up: any corporate action, legal proceedings or other procedure or step is taken for the purpose of winding up the Borrower or an order is made or resolution passed for the winding up of the Borrower or a notice is issued convening a meeting for the purpose of passing any such resolution; or

22.1.9
Administration: any petition is presented, notice given or other step is taken for the purpose of the appointment of an administrator of the Borrower and/or the Lender believes that any such petition or other step is imminent or an administration order is made in relation to the Borrower; or

22.1.10
Appointment of receivers and managers: any administrative or other receiver is appointed of the Borrower or any part of its assets and/or undertaking or any other steps are taken to enforce any encumbrance over all or any part of the assets of the Borrower; or

22.1.11
Compositions: any corporate action, legal proceedings or other procedures or steps are taken, or negotiations commenced, by the Borrower or by any of its creditors with a view to the general readjustment or rescheduling of all or part of its indebtedness or to proposing any kind of composition, compromise or arrangement involving such company and any of its creditors; or

22.1.12
Analogous proceedings: there occurs, in relation to the Borrower, in any country or territory in which it carries on business or to the jurisdiction of whose courts any part of their assets is subject, any event which, in the reasonable opinion of the Lender, appears in that country or territory to correspond with, or have an effect equivalent or similar to, any of those mentioned in clauses 22.1.5 to 22.1.11 (inclusive) or the Borrower otherwise becomes subject, in any such country or territory, to the operation of any law relating to insolvency, bankruptcy or liquidation; or

22.1.13	Cessation of business: the Borrower suspends or ceases or threatens to suspend or cease to carry on its business; or

22.1.14
Seizure: all or a material part of the undertaking, assets, rights or revenues of, or shares or other ownership interests in, the Borrower are seized, nationalised, expropriated or compulsorily acquired by or under the authority of any government; or

22.1.15
Disposals: the Borrower sells, transfers, abandons, lends or otherwise disposes of or ceases to exercise direct control over any part (being either alone or when aggregated with all other disposals falling to be taken into account pursuant to this clause 22.1.15 material in the opinion of the Banks in relation to the undertakings, assets, rights and revenues of the Borrower’s Group) of its present or future undertakings, assets, rights or revenues (otherwise than by transfers, sales or disposals for full consideration in the ordinary course of trading) whether by one or a series of transactions related or not; or

22.1.16
Invalidity: this Facility Letter shall at any time and for any reason become invalid or unenforceable or otherwise cease to remain in full force and effect, or if the validity or enforceability of this Facility Letter shall at any time and for any reason be contested by the Borrower, or if the Borrower shall deny that it has any, or any further, liability thereunder; or

22.1.17
Unlawfulness: it becomes impossible or unlawful at any time for the Borrower, to fulfil any of the covenants and obligations expressed to be assumed by it in this Facility Letter or for the Lender to exercise the rights or any of them vested in them under this Facility Letter or otherwise; or

22.1.18	Repudiation: the Borrower repudiates this Facility Letter or does or causes or permits to be done any act or thing evidencing an intention to repudiate this Facility Letter; or

22.1.19	Encumbrances enforceable: any Encumbrance (other than Permitted Liens) in respect of any of the property (or part thereof) of the Borrower becomes enforceable; or

22.1.20
Material adverse change: there occurs, in the opinion of the Lender, a material adverse change in the financial condition of the Borrower as described by the Borrower to the Lender in the negotiation of this Facility Letter; or

22.1.21	Loan Agreement default: an Event of Default (as such term is defined therein) occurs under the Loan Agreement; or

22.1.22
Material events: any other event occurs or circumstance arises which, in the opinion of the Lender, is likely materially and adversely to affect  the ability of the Borrower to perform all or any of its obligations under or otherwise to comply with the terms this facility letter.

22.2	Acceleration If an Event of Default is continuing the Lender may by notice to the Borrower:

22.2.1
declare that the Loan, together with accrued interest, and all other amounts accrued or outstanding under this Facility Letter are immediately due and payable, whereupon they shall become immediately due and payable; and/or

	22.2.2	declare that the Loan is payable on demand, whereupon it shall immediately become payable on demand by the Lender.

23.	Notices and Correspondence

All notices and correspondence to the Lender shall  (unless notified to the contrary) be sent to HSH Nordbank AG, Attn: Shipping, Greek Clients, Gerhart-Hauptmann-Platz 50, 20095 Hamburg,  (Fax No: +49 40 33363 34118).

All notices and correspondence to the Borrower shall (unless notified to the contrary) be sent to  Omega Navigation Enterprises, Inc., 24, Kanigos St. Kastella 18534 Piraeus Greece (Fax No: + 30 210 422 2541 /2542).

24.	Counterparts

This Facility Letter may be executed in any number of counterparts each of which shall be original but which shall together constitute the same instrument.

25.	Governing Law and Jurisdiction

This Facility Letter will be governed by and construed in accordance with English law and for the benefit of the Lender the Borrower hereby submits to the non-exclusive jurisdiction of the courts of England.  The Borrower hereby irrevocably authorises and appoints Hill Taylor Dickinson at present of Irongate House, Duke’s Place, London EC3A 7HX as its agent to accept service of any legal proceedings arising out of or in connection with this Facility Letter.

To signify your agreement to the above terms and conditions, kindly sign and return to us the attached copy of this letter.

Yours faithfully,

HSH Nordbank AG

Accepted and signed this               day of                                        2007

OMEGA NAVIGATION ENTERPRISES INC.

By
     Attorney-in-Fact

SK 23286 0002 889264